United States securities and exchange commission logo





                             February 15, 2024

       Jeffrey Lavers
       President
       3M Health Care Company
       3M Center
       St. Paul, MN 55144

                                                        Re: 3M Health Care
Company
                                                            Amendment No. 7 to
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted February
9, 2024
                                                            CIK No. 0001964738

       Dear Jeffrey Lavers:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

       Draft Registration Statement submitted February 9, 2024

       Certain Relationships and Related Party Transactions
       Agreements with 3M, page 241

   1. We note your revised disclosure on pages 241-242 related to several of your agreements with 3M. Please address
the following with respect to the revised disclosure:

                                                              We note your
revised disclosure on page 241 discussing the    exclusive (in its field of
                                                            use), royalty-free,
fully paid up license    that Solventum will receive at spin. Please
                                                            revise to disclose
any termination provisions related to this license and to any of the licenses governed
by the intellectual property cross license agreement.

                                                              We note your
revised disclosure on page 242 that "[t]he license to Scotchbond,
                                                            Scotchpak and
Scotchcast trademarks may be extended upon agreement between 3M
 Jeffrey Lavers
3M Health Care Company
February 15, 2024
Page 2
           and Solventum after the first 10-year term with payment of a reasonable royalty by
           Solventum." Please revise to quantify this royalty payment.

             We note your revised disclosure on page 242 that the pricing for products under the applicable master supply agreement may be changed by the supplier on an annual
           basis to reflect changes in production costs.    Please clarify
whether there are any
           limitations on the supplier   s ability to change prices based on
production costs such
           as, for example only, limits on increases.

             We note your revised disclosure on page 242 that the initial term of the master supply agreements will be three years following the distribution date and may be extended to facilitate a transition to alternative inputs or sources of
supply.    Please revise to
           provide additional detail regarding this extension provision. In so doing, please clarify whether Solventum will have the right to extend the term of the agreement in order to facilitate a transition to alternative inputs or sources of supply and disclose any limitations on its right to extend the term.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jessica Ansart at 202-551-4511 with any other questions.



                                                             Sincerely,

FirstName LastNameJeffrey Lavers                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany Name3M Health Care Company
                                                             Services
February 15, 2024 Page 2
cc:       Jenna Levine, Esq.
FirstName LastName